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DAVID CHO

david.cho@dechert.com
+852 3518 4797 Direct
+852 3518 4796 Fax

July 8, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds and Brigitte Lippmann

Re:          OCI Resources LP

Registration Statement on Form S-1

Confidentially Submitted May 9, 2013

CIK Number 1575051

Ladies and Gentlemen:

OCI Resources LP, a Delaware limited partnership (the “Partnership”), has today filed publicly with the Securities and Exchange Commission (the “Commission”) its registration statement on Form S-1 (the “Registration Statement”).  As we have previously discussed, the Partnership expects to enter into a new credit facility and for each of OCI Chemical Corporation and OCI Wyoming, L.P. to enter into a new credit facility on or about July 18, 2013.  In addition, the Partnership expects to complete the restructuring of the limited partner interest in OCI Wyoming, L.P. held by OCI Wyoming Co. and elimination of the preferred return to which OCI Wyoming Co. was entitled on that same date. The Registration Statement reflects these credit facilities and the restructuring.  We will provide to you under separate cover courtesy copies of the Registration Statement, as filed and marked to show the changes from the Partnership’s prior confidential filing on June 24, 2013.

The Partnership would like to bring its initial public offering to market as soon as possible after the expiration of the 21-day period under Section 6(e)(1) of the Securities Act of 1933, as amended, and will appreciate anything you can do to expedite your review.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 011.852.3518.4797 (or by facsimile at 011.852.3518.4796) or Thomas Friedmann at 202.261.3313 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ David Cho

David Cho

cc:	Joshua Davidson, Baker Botts L.L.P.
Hillary H. Holmes, Baker Botts L.L.P.
Thomas Friedmann, Dechert LLP